United States securities and exchange commission logo





                              September 21, 2021

       Lyndon Lea
       President and Chief Executive Officer
       Leo Holdings III Corp.
       Albany Financial Center, South Ocean Blvd, Suite #507
       P.O. Box SP-63158
       New Providence, Nassau, The Bahamas

                                                        Re: Leo Holdings III
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-257997

       Dear Mr. Lea:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1.                                                   We reissue comment 1.
Your revisions lengthened the cover page and did not clarify the presentation in
paragraph four of the consideration to be received.
       The Director Election Proposal, page 7

   2.                                                   We reissue comment 4.
We note the disclosure on page 7 does state that "Prior to the closing of a Business
Combination (as defined in the Articles of Association), only the holders of Class B
ordinary shares are entitled to vote on the Director Election Proposal."
                                                        Highlight here and in
the other introductory sections of the prospectus that this vote, in
 Lyndon Lea
FirstName LastNameLyndon  Lea
Leo Holdings III Corp.
Comapany 21,
September NameLeo
              2021 Holdings III Corp.
September
Page 2    21, 2021 Page 2
FirstName LastName
         fact, does take place before the business combination, such that only the Class B shareholders are entitled to vote, and, as you stated in your response, they have already agreed to vote in favor of the nominated directors.
Interests of Leo Directors and Executive Officers in the Business Combination, page 18

3. We reissue comment 5 to the extent you have not quantified all the information in this section. For example, quantify the out-of-pocket expenses for which they await reimbursement, unpaid fees due, loans and any accrued interest. Revise the introduction to clarify that you have disclosed all financial interests.
Background to the Business Combination, page 116

4. We reissue comment 6. Provide the background of your discussions with other potential targets, including when in the process you identified targets, contacted them, entered into non-disclosure agreements, conducted due diligence and discussions, to the extent applicable, and you or the other party determined not to go forward with a transaction.
5. We reissue comment 7 to the extent you do not summarize the initial terms exchanged between the parties on or before March 16, 2021.
6. We reissue comment 10 to the extent you did not quantify the impact. Local Bounty Projected Financial Information, page 131

7. We note your response to comment 13. Regarding the disclosure on page 133, please clarify how the financial projections were revised to reflect material updates to Local
         Bounty's business during the course of negotiations and yet the final version provided on
         May 11, 2021 did not materially differ from those provided in March
2021.
Summary of Leo Financial Analysis, page 133

8. We reissue comments 15 and 16. You have disclosed the data and explained that the
         Board determined that it reflected favorably on the transaction. Revise to clarify what aspects of the data the Board applied to reach its conclusion or how the board used the data to reach its conclusion.
Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders, page 193

9. We reissue comment 17 to the extent that you have not provided a tax opinion with respect to all the material tax consequences, including the PFIC status and effects of
         Section 367 on holders in connection with the transaction. Refer to
Section III.C.4 of
         Staff Legal Bulletin No. 19 for guidance on explaining why you cannot give a "will"
         opinion and instead explaining what the tax consequences "should" be or are "more likely than not" to be, and describing the degree of uncertainty in your opinion. In particular, note footnote 44 with respect to PFIC status. Revise your opinion on page 196 and
 Lyndon Lea
Leo Holdings III Corp.
September 21, 2021
Page 3
      elsewhere, as applicable, to state the consequences as "should" or "will" rather than
      "should generally."
10. On page 194, you continue to state that "this summary is for general information purposes only," is not "legal or tax advice" and that security holders should consult their tax
      advisors regarding the specific tax consequences    of various aspects of
the transactions.
      Security holders are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers and clarify that you have disclose the material tax consequences. You may recommend that security holders consult their own advisors with respect to the particular tax consequences of the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.
        You may contact Christine Torney at (202) 551-3652 or Kevin Kuhar at
(202) 551-3662
if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameLyndon Lea
                                                            Division of
Corporation Finance
Comapany NameLeo Holdings III Corp.
                                                            Office of Life
Sciences
September 21, 2021 Page 3
cc:       Christian O. Nagler
FirstName LastName